SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Esperion Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16934W106

(CUSIP Number)

Larry Randall

Alta Partners

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

(415) 362-4022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons. Alta Partners VIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds WC

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) : ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 1,781,204 (a)

	(8)	Shared Voting Power -0-

	(9)	Sole Dispositive Power 1,781,204 (a)

	(10)	Shared Dispositive Power -0-

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,781,204 (a)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.7% (b)

(14)	Type of Reporting Person PN

(a)   Alta Partners VIII, L.P. (“AP VIII”) has sole voting and dispositive control over 1,709,967 shares of common stock (“Common Stock”) and 71,237 shares of Common Stock issuable upon exercise of warrants (“Common Stock Warrants”) of Esperion Therapeutics, Inc. (the “Issuer”), except that Alta Partners Management VIII, LLC (“APM VIII”), the general partner of AP VIII, and Farah Champsi (“Champsi”), Daniel Janney (“Janney”), and Guy Nohra (“Nohra”), directors of APM VIII, may be deemed to share dispositive and voting power over such stock.

(b)   The percentage set forth in row (13) is based on 20,349,753 outstanding shares of Common Stock as of November 1, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 10, 2014.

(1)	Names of Reporting Persons. Alta Partners Management VIII, LLC

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) : ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-

	(8)	Shared Voting Power 1,781,204 (c)

	(9)	Sole Dispositive Power -0-

	(10)	Shared Dispositive Power 1,781,204 (c)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,781,204 (c)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.7% (d)

(14)	Type of Reporting Person OO

(c)   APM VIII is the general partner of AP VIII and shares voting and dispositive power over the shares of Common Stock and the shares of Common Stock issuable upon the exercise of the Common Stock Warrants held by AP VIII.

(d) The percentage set forth in row (13) is based on 20,349,753 outstanding shares of Common Stock as of November 1, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 10, 2014.

(1)	Names of Reporting Persons. Farah Champsi

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) : ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 7,020

	(8)	Shared Voting Power 1,781,204 (e)

	(9)	Sole Dispositive Power 7,020

	(10)	Shared Dispositive Power 1,781,204 (e)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,788,224 (e)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.8% (f)

(14)	Type of Reporting Person IN

(e) Champsi is a director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(f) The percentage set forth in row (13) is based on 20,349,753 outstanding shares of Common Stock as of November 1, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 10, 2014.

(1)	Names of Reporting Persons. Daniel Janney

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) : ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 28,491 (g)

	(8)	Shared Voting Power 1,781,204(h)

	(9)	Sole Dispositive Power 21,334 (g)

	(10)	Shared Dispositive Power: 1,781,204 (h)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,809,695 (g)(h)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.9% (i)

(14)	Type of Reporting Person IN

(g) Includes (i) 7,020 shares of Common Stock held by a trust of which Janney is the trustee; and (ii) shares of Common Stock issuable upon exercise of a stock option for 21,471 shares of Common Stock that was granted on April 11, 2013.  The option is immediately exercisable in full, but the shares issuable upon exercise of the option vest in 36 equal monthly installments from the date of option grant.  Any unvested shares acquired upon exercise of the option may not be sold until after they vest.  Accordingly, Janney has sole voting power over all 21,471 shares subject to the option and has sole dispositive power over 14,314 shares subject to the option, which represents the number of shares that will be vested within 60 days of February 20, 2015.

(h) Janney is a director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(i) The percentage set forth in row (13) is based on 20,349,753 outstanding shares of Common Stock as of November 1, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 10, 2014.

(1)	Names of Reporting Persons. Guy Nohra

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds AF

(5)	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) : ☐

(6)	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 7,019

	(8)	Shared Voting Power 1,781,204 (j)

	(9)	Sole Dispositive Power 7,019

	(10)	Shared Dispositive Power 1,781,204 (j)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,788,223 (j)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.8% (k)

(14)	Type of Reporting Person IN

(j) Nohra is a managing director of APM VIII and may be deemed to share voting and dispositive control over the shares of Common Stock and the shares of Common Stock issuable upon exercise of the Common Stock Warrants held by AP VIII.

(k) The percentage set forth in row (13) is based on 20,349,753 outstanding shares of Common Stock as of November 1, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 10, 2014.

Explanatory Note.

This Amendment No. 2 to Schedule 13D s being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Esperion Therapeutics, Inc., a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on July 11, 2013 and amended on October 22, 2014 (as amended, the “Original Schedule 13D”). This Schedule 13D/A is being filed to report the distribution of shares of the Issuer’s Common Stock to the partners of AP VIII and the members of APM VIII on February 18, 2015.  The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.  All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On February 18, 2015, AP VIII effected a pro-rata in-kind distribution of 842,222 shares of the Issuer’s Common Stock to the limited partners of AP VIII and APM VIII, its general partner, without the receipt of consideration.  In such distribution, APM VIII received 25,267 shares of the Issuer’s Common Stock, which it subsequently distributed in a pro-rata in-kind distribution to its members without the receipt of consideration. In the distribution by APM VIII, each of Champsi and Janney received 7,020 shares of Common Stock and Nohra received 2,019 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows: (a)-(b) The following information is presented as of February 20, 2015:

Reporting Person	Shares Held Directly (1)	Warrants Held Directly	Exercisable Stock Options	Sole Voting Power	Sole Dispositive Power	Shared Voting/ Dispositive Power (1)	Beneficial Ownership	Percent of Class (2)
AP VIII	1,709,967	71,237	—	1,781,204	1,781,204	—	1,781,204	8.7%
APM VIII	—	—	—	—	—	1,781,204	1,781,204	8.7%
Janney (3)	7,020	—	21,471	28,491	21,334	1,781,204	1,809,695	8.9%
Nohra	7,019	—	—	7,019	7,019	1,781,204	1,788,223	8.8%
Champsi	7,020	—	—	7,020	7,020	1,781,204	1,788,224	8.8%

(1) Janney, Nohra and Champsi serve as directors of APM VIII, which serves as the general partner of AP VIII. APM VIII owns no securities of the Issuer directly. Janney, Nohra and Champsi share voting and investment control over the shares owned by AP VIII and may be deemed to beneficially own the shares held by AP VIII.

(2) These percentages are based upon 20,349,753 outstanding shares of the Issuer’s Common Stock as of November 1, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 10, 2014.

(3)  Janney’s ownership includes shares issuable upon exercise of a stock option for 21,471 shares of Common Stock that was granted on April 11, 2013.  The option is immediately exercisable in full, but the shares issuable upon exercise of the option vest in 36 equal monthly installments from the date of option grant.  Any unvested shares acquired upon exercise of the option may not be sold until after they vest.  Accordingly, Janney has sole voting power over all 21,471 shares subject to the option and has sole dispositive power over 14,314 shares subject to the option, which represents the number of shares that will be vested within 60 days of February 20, 2015.

(c)  On February 18, 2015, AP VIII effected a pro-rata in-kind distribution of 842,222 shares of the Issuer’s Common Stock to the limited partners of AP VIII and APM VIII, its general partner, without the receipt of consideration. In such distribution, APM VIII received 25,267 shares of the Issuer’s Common Stock, which it subsequently distributed in a pro-rata in-kind distribution to its members without the receipt of consideration. In the distribution by APM VIII, each of Janney and Champsi received 7,020 shares of Common Stock and Nohra received 7,019 shares of Common Stock.

(d)-(e) Not applicable.

Item 7.	Material to be Filed as Exhibits.
Exhibit A:	Joint Filing Statement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 20, 2015

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D/A is filed on behalf of each of us.

Date:  February 20, 2015

ALTA PARTNERS VIII, L.P.		ALTA PARTNERS MANAGEMENT VIII, LLC
By: Alta Partners Management VIII, LLC

By:	/s/ Daniel Janney	By:	/s/ Daniel Janney
	Daniel Janney, Managing Director		Daniel Janney, Managing Director

/s/ Farah Champsi
Farah Champsi

/s/ Daniel Janney
Daniel Janney

/s/ Guy Nohra
Guy Nohra